
Mail Stop 7010   September 5, 2008

Jianfeng Ding
Chief Executive Officer
Flurida Group, Inc.
800 West Fifth Avenue
Suite 210B
Naperville, Illinois 60563

> **Re: Flurida Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 12, 2008**
> **File No. 333-151200**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements and corresponding financial information included to comply with Rule 8-08 of Regulation S-X.

Cover Page

2. Please disclose that you are registering for resale all of your outstanding shares of common stock held by non-affiliates.

Selling Shareholders, page 17

3. We have reviewed your revised disclosure in response to comment 3 in our letter dated August 1, 2008. In addition to the information already disclosed, please disclose how and why you decided to register for resale all the shares of common stock that are currently held by non-affiliates.

4. If any of the loan holders who are selling in this offering are affiliates, please disclose this and identify them. Explain who the "other shareholders" were in the April 2008 offering. Disclose how many shares were issued to the loan holders and how many were issued to the other shareholders. Clarify that the loan holders

did not pay for the shares but that the loans were converted to shares. Clarify whether the "other shareholders" paid for the shares in April 2008.

Audited Financial Statements

General

5. Please display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Please refer to paragraphs 22 through 25 of SFAS 130.

Independent Registered Public Accounting Firm's Auditor's Report on Consolidated Financial Statements, page F-3

6. Please arrange with your auditor to have them refer to all of the periods presented on your financial statements in both their auditor's report and their consent. Specifically, they do not refer to the cumulative periods presented on your statement of loss and statement of cash flows.

Notes to the Financial Statements

Note B – Significant Accounting Policies

Loans from Shareholders, page F-12

7. You state that the loans advanced from all shareholders to you are short-term loans for 6 months. In Amendment No. 1 to your Form S-1 filed on July 15, 2008, you properly reflected these amounts as current liabilities on your consolidated balance sheets. The consolidated balance sheets included in Amendment No. 2 to your Form S-1 appear to exclude these amounts from your determination of current liabilities. Please advise or revise as necessary. If you determine that you need to revise your financial statements, please refer to this revision in Note F to your financial statements as well as arrange with your auditor to refer to this revision as well in the explanatory paragraph of their audit report.

Note C – Related Party Transactions

Cost of Goods Sold, page F-14

8. We note your response to prior comment 16. You state that the purchase price you will pay for these products will be comparable to what you would have paid a non-related party in arm's length transactions. We remind you that it is generally not appropriate to represent that transactions will be at arm's length unless the statement can be substantiated. In this regard, please further disclose how you are

able to substantiate this statement or revise your disclosure as necessary. Please disclose how the prices will be determined, including if the supplier has other customers for which comparable sales prices are used.

<u>Note F – Error Correction for Accounting of Organization Costs, page F-15</u>

9. There appear to be computation errors in the effect of change column in the consolidated statement of loss financial information provided for the year ended December 31, 2007. Please revise as necessary.

<u>Unaudited Financial Statements</u>

<u>Consolidated Statement of Income, page F-24</u>

10. Please revise your description of the statement of income throughout the filing to refer to the statement of loss instead of income.

11. There appear to be computation errors in the cumulative from December 19, 2006 to March 31, 2008 column. It is not clear why the amounts would be the same as the amounts for the three months ended March 31, 2008. Please revise as necessary.

*   *   *   *

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Williams, Esq.
        2503 W. Gardner Court
        Tampa, Florida 33611